UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X         Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No         X

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2014

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2014 $	2013 $

REVENUES	506,494	451,037

OPERATING EXPENSES
Voyage expenses	35,012	26,315
Vessel operating expenses	201,186	187,464
Time-charter hire expense	16,292	27,452
Depreciation and amortization	103,458	102,494
General and administrative	37,878	39,271
Loan loss provisions (note 6b)	-	3,165
Loss on sale of vessels and equipment (note 6a)	162	32
Restructuring charges (note 11)	639	2,054
Total operating expenses	394,627	388,247

Income from vessel operations	111,867	62,790

OTHER ITEMS
Interest expense	(49,333)	(42,510)
Interest income	1,783	1,018
Realized and unrealized loss on non-designated derivative instruments (note 14)	(47,248)	(13,789)
Equity income	27,494	27,315
Foreign exchange (loss) gain (note 7 and 14)	(894)	2,191
Other income (note 12)	8,251	5,240
Net income before income taxes	51,920	42,255
Income tax expense (note 15)	(2,798)	(2,500)
Net income	49,122	39,755
Less: Net income attributable to non-controlling interests	(49,610)	(45,891)
Net loss attributable to stockholders of Teekay Corporation	(488)	(6,136)

Per common share of Teekay Corporation (note 16)
• Basic loss attributable to stockholders of Teekay Corporation	(0.01)	(0.09)
• Diluted loss attributable to stockholders of Teekay Corporation	(0.01)	(0.09)
• Cash dividends declared	0.3163	0.3163
Weighted average number of common shares outstanding (note 16)
• Basic	71,328,577	69,888,279
• Diluted	71,328,577	69,888,279
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2014 $	2013 $

Net income	49,122	39,755

Other comprehensive (loss) income:
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on marketable securities	79	(926)
Unrealized loss on qualifying cash flow hedging instruments	(552)	(532)
Pension adjustments, net of taxes	(713)	1,464
Foreign exchange (loss) gain on currency translation	(87)	1,132
Amounts reclassified from accumulated other comprehensive income (loss)
To general and administrative expenses:
Realized gain on qualifying cash flow hedging instruments	-	(4)
Other comprehensive (loss) income	(1,273)	1,134
Comprehensive income	47,849	40,889
Less: Comprehensive income attributable to non-controlling interests	(49,253)	(45,933)
Comprehensive loss attributable to stockholders of Teekay Corporation	(1,404)	(5,044)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share amounts)

	As at March 31, 2014 $	As at December 31, 2013 $

ASSETS
Current
Cash and cash equivalents (note 7)	583,992	614,660
Restricted cash	4,236	4,748
Accounts receivable, including non-trade of $91,347 (2013 - $109,114) and related party balance of $15,289 (2013 - $16,371)	502,277	528,594
Assets held for sale (notes 6a and 10)	144,000	176,247
Net investment in direct financing leases (note 5)	21,716	21,545
Prepaid expenses and other	75,151	57,158
Current portion of loans to equity accounted investees	27,986	37,019
Current portion of investment in term loans	-	211,579
Current portion of derivative assets (note 14)	20,041	23,040
Total current assets	1,379,399	1,674,590
Restricted cash - non-current	498,898	497,984

Vessels and equipment (note 7)
At cost, less accumulated depreciation of $2,229,920 (2013 - $2,135,780)	6,054,489	6,012,940
Vessels under capital leases, at cost, less accumulated amortization of $154,153 (2013 - $152,020)	535,700	571,692
Advances on newbuilding contracts (note 9a)	1,008,519	766,512
Total vessels and equipment	7,598,708	7,351,144
Net investment in direct financing leases - non-current (note 5)	700,318	705,717
Loans to equity accounted investees and joint venture partners, bearing interest between nil to 8%	131,257	132,229
Derivative assets (note 14)	108,651	69,797
Equity accounted investments (notes 4b and 4c)	767,377	690,309
Other non-current assets	178,754	159,494
Intangible assets – net	104,453	107,898
Goodwill	168,572	166,539
Total assets	11,636,387	11,555,701

LIABILITIES AND EQUITY
Current
Accounts payable	294,979	98,415
Accrued liabilities	403,329	466,824
Liabilities associated with assets held for sale (notes 6a and 10)	-	168,007
Current portion of derivative liabilities (note 14)	155,222	143,999
Current portion of long-term debt (note 7)	934,013	996,425
Current obligation under capital leases	93,613	31,668
Current portion of in-process revenue contracts	35,080	40,176
Total current liabilities	1,916,236	1,945,514
Long-term debt, including amounts due to joint venture partners of $13,282 (2013 - $13,282) (note 7)	5,302,809	5,113,045
Long-term obligation under capital leases	472,990	566,661
Derivative liabilities (note 14)	321,513	299,570
In-process revenue contracts	134,772	139,676
Other long-term liabilities (note 15)	292,273	271,621
Total liabilities	8,440,593	8,336,087
Commitments and contingencies (note 4a, 5, 7, 9 and 14)
Redeemable non-controlling interest (note 9c)	15,911	16,564
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 71,982,652 shares outstanding (2013 - 70,729,399); 72,781,852 shares issued (2013 - 71,528,599) (note 8)	752,349	713,760
Retained earnings	411,260	435,217
Non-controlling interest	2,034,379	2,071,262
Accumulated other comprehensive loss (note 13)	(18,105)	(17,189)
Total equity	3,179,883	3,203,050
Total liabilities and equity	11,636,387	11,555,701
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2014 $	2013 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	49,122	39,755
Non-cash items:
Depreciation and amortization	103,458	102,494
Amortization of in-process revenue contracts	(10,000)	(18,721)
Loss on sale of vessels and equipment and other assets	162	32
Asset impairments and provisions (note 6b)	-	3,165
Equity income, net of dividends received	(27,494)	(27,315)
Income tax expense	2,798	2,500
Employee stock option compensation	3,867	(579)
Unrealized loss on derivative instruments	4,151	21,886
Foreign currency exchange loss (gain) and other	8,537	(35,376)
Change in operating assets and liabilities	(17,390)	(105,665)
Expenditures for dry docking	(13,474)	(15,883)
Net operating cash flow	103,737	(33,707)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	306,085	544,970
Scheduled repayments of long-term debt	(82,672)	(120,144)
Prepayments of long-term debt	(130,000)	(250,000)
Repayments of capital lease obligations	(1,779)	(2,592)
Increase in restricted cash	(244)	(1,370)
Equity contribution by joint venture partner	6,500	184
Issuance of Common Stock upon exercise of stock options	34,720	4,128
Distributions paid from subsidiaries to non-controlling interests	(96,125)	(61,491)
Cash dividends paid	(23,467)	(22,971)
Net financing cash flow	13,018	90,714

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(106,299)	(72,196)
Proceeds from sale of vessels and equipment and other	-	22,364
Repayment of term loans	4,814	-
Investment in equity accounted investments	(50,322)	(134,109)
Repayments (advances) to joint ventures and joint venture partners	1,478	(36,196)
Purchase of ALP (net of cash acquired of $294) (note 4a)	(2,322)	-
Direct financing lease payments received	5,228	3,286
Net investing cash flow	(147,423)	(216,851)

Decrease in cash and cash equivalents	(30,668)	(159,844)
Cash and cash equivalents, beginning of the period	614,660	639,491
Cash and cash equivalents, end of the period	583,992	479,647
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumu- lated Other Compre- hensive Loss $	Non- controlling Interest $	Total $	Redeemable Non- controlling Interest $

Balance as at December 31, 2013	70,729	713,760	435,217	(17,189)	2,071,262	3,203,050	16,564
Net (loss) income			(488)		49,610	49,122
Reclassification of redeemable non-controlling interest in net income					(847)	(847)	847
Other comprehensive loss				(916)	(357)	(1,273)
Dividends declared			(23,469)		(94,625)	(118,094)	(1,500)
Reinvested dividends	1	2				2
Exercise of stock options and other (note 8)	1,253	34,720				34,720
Employee stock compensation (note 8)		3,867				3,867
Additions to non-controlling interest from equity contributions and other					9,336	9,336
Balance as at March 31, 2014	71,983	752,349	411,260	(18,105)	2,034,379	3,179,883	15,911
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2013, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2014, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

2.	Accounting Pronouncements Not Yet Adopted

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (1) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (2) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Segment Reporting

The following tables include results for the Company’s four segments for the three months ended March 31, 2014 and 2013:

	Shuttle		Liquefied	Conventional
Three Months ended March 31, 2014	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Revenues	161,212	142,519	81,423	121,340	506,494
Voyage expenses	31,729	-	833	2,450	35,012
Vessel operating expenses	46,018	93,504	16,511	45,153	201,186
Time-charter hire expense	11,412	-	-	4,880	16,292
Depreciation and amortization	27,337	37,812	18,113	20,196	103,458
General and administrative(1)	9,377	15,341	7,200	5,960	37,878
Loss on sale of vessels and equipment	-	-	-	162	162
Restructuring charges	552	-	-	87	639

Income (loss) from vessel operations	34,787	(4,138)	38,766	42,452	111,867

	Shuttle		Liquefied	Conventional
Three Months ended March 31, 2013	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Revenues	138,653	140,929	71,001	100,454	451,037
Voyage expenses	21,809	-	4	4,502	26,315
Vessel operating expenses	44,907	77,384	15,096	50,077	187,464
Time-charter hire expense	14,777	-	-	12,675	27,452
Depreciation and amortization	27,696	34,032	17,291	23,475	102,494
General and administrative(1)	10,504	12,361	6,196	10,210	39,271
Loan loss provisions	-	-	-	3,165	3,165
Loss on sale of vessels	-	-	-	32	32
Restructuring charges	587	-	-	1,467	2,054

Income (loss) from vessel operations	18,373	17,152	32,414	(5,149)	62,790

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2014	December 31, 2013
	$	$

Shuttle tanker and FSO segment	1,954,283	1,947,905
FPSO segment	3,028,077	2,836,998
Liquefied gas segment	3,624,735	3,616,044
Conventional tanker segment	1,739,910	1,874,101
Cash	583,992	614,660
Accounts receivable and other assets	705,390	665,993

Consolidated total assets	11,636,387	11,555,701

4.	Investments

a)	Teekay Offshore Acquisition of ALP Maritime Services B.V.

In March 2014, our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million. As at March 31, 2014, payments made towards these commitments totaled $46.4 million and the remaining payments required to be made under these newbuilding contracts are $16.0 million (balance of 2014), $73.1 million (2015) and $122.5 (2016). Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to one half of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. Compensation costs will be recorded under general and administrative expenses in the Company’s consolidated statements of income.

This acquisition of ALP and related newbuilding order represents Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. The Company believes that this acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the ALP assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

As at
(in thousands of U.S. dollars)	March 14, 2014
$
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	386
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in these financial statements commencing March 14, 2014, the effective date of acquisition. From the date of acquisition to March 31, 2014, the Company recognized $nil million of revenue and $1.1 million of net loss resulting from this acquisition.

b)	Tanker Investments Ltd.

In January 2014, Teekay and its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL), which will seek to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Teekay and Teekay Tankers in aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase in aggregate up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants expire on January 23, 2019. See Note 14 for additional information about these warrants. The Company also received one Series A-1 preferred share and one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right any dividends or distributions of TIL. Teekay and Teekay Tankers account for their investment in TIL using the equity method.

In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, the combined interest of Teekay Tankers and Teekay in TIL was 13.0%. The issuance of shares by an equity accounted investee is accounted by the Company as if the Company had sold a proportionate share of its investment, and the resulting gain or loss is recognized in equity income in the Company’s consolidated statements of income. The Company recognized a $4.1 million gain from the share issuance completed as part of TIL’s initial public offering in March 2014.

As of March 31, 2014, a portion of the net proceeds from the equity issuances by TIL was used to acquire four modern Suezmax crude oil tankers from Teekay and five modern Aframax tankers from third parties. In addition, in May 2014 TIL acquired two VLCC vessels from the Teekay Tankers (see note 18a) and agreed to acquire two coated Aframax tankers from a third party. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes.

c)	Teekay LNG – Exmar LPG BVBA Joint Venture

On February 12, 2013, the Company’s subsidiary, Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity (or Exmar LPG BVBA Joint Venture), took economic effect as of November 1, 2012 and, as of March 31, 2014 included 22 owned LPG carriers (including 12 newbuilding carriers scheduled for delivery between April 2014 and 2018) and four chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method.

5.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2014, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2014	2015	2016	2017	2018
	(in millions of U.S. dollars)

Charters-in - operating leases	32.3	16.2	9.1	9.1	0.4
Charters-in - capital leases (1)	50.7	31.8	31.7	55.0	51.3

	83.0	48.0	40.8	64.1	51.7

Charters-out - operating leases (2)	922.1	1,324.6	1,203.7	1,198.0	1,002.4
Charters-out - direct financing leases	61.9	83.6	83.9	207.9	173.7

	984.0	1,408.2	1,287.6	1,405.9	1,176.1

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

(1)

As at March 31, 2014 and December 31, 2013, the Company had $475.8 million and $475.6 million of restricted cash, respectively, which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $27.3 million and $27.1 million as at March 31, 2014 and December 31, 2013, respectively.

(2)

The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2014, revenue from unexercised option periods of contracts that existed on March 31, 2014 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Vessel Sales and Loan Loss Provision

a)	Vessel Sales

During the three months ended March 31, 2014, the Company sold four 2009-built Suezmax tankers, that were part of the Company’s conventional tanker segment. The Company realized a net loss of $0.2 million from the sale of these vessels. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2013, with their net book values written down to their sale proceeds.

During the three months ended March 31, 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, and a 1998-built conventional tanker, that were part of the Company’s shuttle tanker and conventional tanker segments. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels sold in the first quarter of 2013 were older vessels that the Company disposed of in the ordinary course of business.

b)	Loan Loss Provision

During the three months ended March 31, 2013, the Company incurred a $3.2 million loan loss provision in respect of one of its investments in term loans. The term loan borrower was facing financial difficulty and had defaulted on its interest payment obligations since January 31, 2013. The Company reduced the net carrying amount of the investment in term loan as the value of the underlying collateral had declined during the three-month period. Later in 2013, the Company increased the net carrying amount of the investments in term loans, which included accrued interest income as the estimated future cash flows, which primarily reflected the estimated value of the underlying collateral, increased during 2013. During March 2014, the Company assumed ownership of the three VLCCs that collateralized the investment in term loans (see Note 17). At the time of assumption of ownership, these vessels had a fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014, the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the loans. As of March 31, 2014, two VLCC vessels were classified as held for sale, and in early-May 2014, Teekay Tankers sold two single-ship wholly-owned subsidiaries, each of which owns one of the VLCCs, to TIL for aggregate proceeds of $154 million, plus related working capital on closing.

7.	Long-Term Debt

	March 31, 2014	December 31, 2013
	$	$

Revolving Credit Facilities	1,922,912	1,919,086
Senior Notes (8.5%) due January 15, 2020	447,513	447,430
Norwegian Kroner-denominated Bonds due through January 2019	868,358	691,778
U.S. Dollar-denominated Term Loans due through 2023	2,473,754	2,523,523
U.S. Dollar Bonds due through 2023	174,150	174,150
Euro-denominated Term Loans due through 2023	336,853	340,221
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	6,236,822	6,109,470
Less current portion	934,013	996,425

Long-term portion	5,302,809	5,113,045

As of March 31, 2014, the Company had 14 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.5 billion, of which $0.6 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2014 and December 31, 2013, the margins ranged between 0.45% and 4.5%. At March 31, 2014 and December 31, 2013, the three-month LIBOR was 0.23% and 0.25%, respectively. The total amount available under the Revolvers reduces by $736.7 million (remainder of 2014), $297.5 million (2015), $706.7 million (2016), $445.0 million (2017) and $321.0 million (2018). The Revolvers are collateralized by first-priority mortgages granted on 54 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

During 2012, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 2 billion of senior unsecured bonds that mature between October 2015 and May 2017. As at March 31, 2014, the total carrying amount of the bonds was $334.0 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.75% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. dollars (or U.S. Dollars), with the interest payments fixed at rates ranging from 5.52% to 7.49%, and the transfer of principal fixed at $349.2 million upon maturity in exchange for NOK 2 billion (see Note 14).

During 2013, Teekay Offshore and Teekay LNG issued in the Norwegian bond market NOK 2.2 billion in senior unsecured bonds that mature between January 2016 and September 2018. As at March 31, 2014, the total carrying amount of the bonds was $367.4 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 4.75%. Teekay Offshore and Teekay LNG entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rates ranging from 4.80% to 6.43%, and the transfer of the principal amount fixed at $383.2 million upon maturity in exchange for NOK 2.2 billion (see Note 14).

In January 2014, Teekay Offshore issued NOK 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of March 31, 2014, the carrying amount of the bonds was $167.0 million. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. Teekay Offshore entered into a cross currency swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 6.28%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see Note 14). The net proceeds from the bond offering is intended for general partnership purposes. Teekay Offshore is applying to list the bonds on the Oslo Stock Exchange.

As of March 31, 2014, the Company had 20 U.S. Dollar-denominated term loans outstanding, which totaled $2.5 billion (December 31, 2013 – $2.5 billion). Certain of the term loans with a total outstanding principal balance of $167.7 million as at March 31, 2014 (December 31, 2013 – $176.3 million) bear interest at a weighted-average fixed rate of 5.2% (December 31, 2013 – 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2014 and December 31, 2013, the margins ranged between 0.3% and 3.25%. At March 31, 2014 and December 31, 2013, the three-month LIBOR was 0.23% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 19 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 36 (December 31, 2013 – 35) of the Company’s vessels, together with certain other security. In addition, at March 31, 2014, all but $91.8 million (December 31, 2013 – $94.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

During 2013, Teekay Offshore issued in the U.S. private placement market $174.2 million of ten-year senior secured bonds to finance the Bossa Nova Spirit and Sertanejo Spirit BG shuttle tanker newbuildings. The bonds mature in December 2023 and interest payments are fixed at 4.96%. As at March 31, 2014, the carrying amount of the bonds was $174.2 million. The bonds are collateralized by first-priority mortgages on the Bossa Nova Spirit and Sertanejo Spirit, together with other related security.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2014, totaled 244.7 million Euros ($336.9 million) (December 31, 2013 – 247.6 million Euros ($340.2 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2014 and December 31, 2013, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at March 31, 2014 was 0.2% (December 31, 2013 – 0.2%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss of $0.9 million (2013 – $2.2 million gain) during the three months ended March 31, 2014.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at March 31, 2014, totaled $13.3 million (2013 – $13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at March 31, 2014 was 3.1% (December 31, 2013 – 3.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 14).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2014, these ratios ranged from 137.9% to 480.3% compared to their minimum required ratios of 115% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2014 and December 31, 2013, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at March 31, 2014, this aggregate amount was $343.5 million (December 31, (2013 - $332.6 million). As at March 31, 2014, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2014, are $1.2 billion (remainder of 2014), $567.1 million (2015), $817.2 million (2016), $980.2 million (2017), $1.2 billion (2018) and $1.5 billion (thereafter).

8.	Capital Stock

The authorized capital stock of Teekay at March 31, 2014 and December 31, 2013 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2014, Teekay had no shares of preferred stock issued. During the three months ended March 31, 2014, the Company issued 1.3 million shares of common stock upon the exercise of stock options, restricted stock units and restricted stock awards.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its common stock in the open market. As at March 31, 2014, Teekay had repurchased approximately 5.2 million shares of common stock for $162.3 million pursuant to such authorizations. As at March 31, 2014, the total remaining amount under the share repurchase authorization was $37.7 million.

During March 2014, the Company granted 15,243 stock options with an exercise price of $56.76 per share, 81,388 restricted stock units with a fair value of $4.6 million, 48,899 performance shares with a fair value of $3.3 million and 18,230 shares of restricted stock with a fair value of $1.0 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest two or three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2014 was $11.50 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 34.7%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 1.6%; and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

9.	Commitments and Contingencies

a)	Vessels Under Construction

As at March 31, 2014, the Company was committed to the construction of five LNG carriers, four ALP towage vessels, two floating, storage and offloading (or FSO) conversions and one floating, production, storage and offloading (or FPSO) unit for a total cost of approximately $2.4 billion, excluding capitalized interest and other miscellaneous construction costs. Two LNG carriers are scheduled for delivery in 2016, and three LNG carriers are scheduled for delivery in 2017, the four ALP towage vessels are scheduled for delivery in 2016, the two FSO conversions are scheduled for completion in the fourth quarter of 2014 and the fourth quarter of 2016, respectively, and the FPSO unit is scheduled for delivery in mid-2014. As at March 31, 2014, payments made towards these commitments totaled $800.4 million (excluding $55.0 million of capitalized interest and other miscellaneous construction costs). As at March 31, 2014, the remaining payments required to be made under these newbuilding and conversion capital commitments were $497.5 million (remainder of 2014), $270.3 million (2015), $445.1 million (2016), and $399.0 million (2017).

b)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Navion Hispania Incident

On November 13, 2006, one of Teekay Offshore’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.6 million).

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, Teekay Offshore reported a liability in the total amount of NOK 76,000,000 (approximately $12.7 million) to the plaintiffs and a corresponding receivable from Statoil ASA recorded in other long-term liabilities and other assets, respectively.

The plaintiffs appealed the decision and the appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interest accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this recent judgment, in the second quarter of 2013 Teekay Offshore recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $48.4 million), to the plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets was reversed in the second quarter of 2013. In the fourth quarter of 2013, Teekay Offshore recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $49.1 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $49.1 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

In the fourth quarter of 2013, the insurer made payments directly to the plaintiffs in full settlement of interest and partial settlement of legal costs and thus Teekay Offshore, as at December 31, 2013, reduced its liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $36.1 million). No further payments were made in the first quarter of 2014.

Teekay Nakilat Capital Lease

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture contemplate the termination of the RasGas II Leases or entertain other alternatives for the leasing structure. The Teekay Nakilat Joint Venture has declined the request from HMRC to voluntarily terminate the RasGas II Leases as it does not believe that HMRC will be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision by the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal which upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC is able to successfully challenge the RasGas II Leases, the Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to be approximately $155 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

c)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2014.

d)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2014		December 31, 2013
	Fair	Carrying	Fair	Carrying	Fair
	Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$

Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,089,779	1,089,779	1,119,966	1,119,966
Derivative instruments (note 14)
Interest rate swap agreements - assets	Level 2	108,023	108,023	91,415	91,415
Interest rate swap agreements - liabilities	Level 2	(449,803)	(449,803)	(410,470)	(410,470)
Cross currency interest swap agreement	Level 2	(38,869)	(38,869)	(52,219)	(52,219)
Foreign currency contracts	Level 2	1,571	1,571	(1,480)	(1,480)
Stock purchase warrants (notes 4b and 14)	Level 3	11,714	11,714	-	-
Non-recurring
Vessels and equipment	Level 2	-	-	17,250	17,250
Assets held for sale (1)	Level 2	-	-	176,247	176,247
Other
Investment in term loans	Level 3	-	-	211,579	209,570
Loans to equity accounted investees and joint venture partners - Current	Level 3	27,986	27,986	37,019	37,019
Loans to equity accounted investees and joint venture partners - Long-term	(2)	131,257	(2)	132,229	(2)
Liabilities associated with assets held for sale (1)	Level 2	-	-	(168,007)	(168,007)
Long-term debt - public (note 7)	Level 1	(1,490,021)	(1,581,203)	(1,313,358)	(1,376,829)
Long-term debt - non-public (note 7)	Level 2	(4,746,801)	(4,575,307)	(4,796,112)	(4,582,274)

(1)	The fair value of the Company’s assets held for sale and liabilities associated with assets held for sale include vessels held for sale, long-term debt and other working capital balances.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

(2)

In these consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

Changes in fair value during the three months ended March 31, 2014 and 2013 for the Company’s derivative instrument, TIL stock purchase warrants, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2014	2013
	$	$

Fair value at the beginning of the period	-	-
Fair value on issuance	6,840	-
Unrealized gain included in earnings	4,874	-

Fair value at the end of the period	11,714	-

During January 2014, the Company received stock purchase warrants entitling it to purchase up to 1,500,000 shares of the common stock of TIL at a fixed price of $10 per share (see note 14). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, risk-free rate, vesting conditions and the historical volatility of the comparable companies. The estimated fair value of stock purchase warrants as of March 31, 2014 is based on the historical volatility of the comparable companies of 65.1%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2014 $	December 31, 2013 $

Direct financing leases	Payment activity	Performing	722,034	727,262
Other loan receivables
Investment in term loans and interest receivable	Collateral	Non-Performing(1)	-	211,579
Loans to equity accounted investees and joint venture partners(2)	Other internal metrics	Performing	159,243	169,248
Long-term receivable included in other assets	Payment activity	Performing	33,903	31,634

			915,180	1,139,723

(1)	On March 21, 2014, Teekay and Teekay Tankers took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest.

(2)

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, BLT, suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. The remaining loans to joint venture partner, BLT LNG Tangguh Corporation, totaling $10.7 million as at March 31, 2014 (December 31, 2013—$28.5 million) are collectible given a signed settlement Agreement between the Company and BLT LNG Tangguh Corporation regarding repayment terms. In February 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to offset the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker and $6.5 million was repaid to Teekay by BLT LNG Tangguh Corporation. In addition, $0.5 million was paid to Teekay by BLT as part of the settlement agreement.

11.	Restructuring Charges

During the three months ended March 31, 2014 and 2013, the Company incurred $0.6 million and $2.1 million of restructuring costs, respectively. The restructuring charges in 2014 relate to the termination of the employment of certain seafarers from the reflagging of one shuttle tanker which commenced in January 2014 and completed in March 2014. The restructuring charges in 2013 primarily relate to reorganization of the Company’s marine operations intended to create better alignment with its conventional tanker business unit and its three publicly-listed subsidiaries and a lower cost organization. The Company does not expect to incur further restructuring charges associated with this reorganization.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

At March 31, 2014 and December 31, 2013, $4.0 million and $4.9 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

12.	Other Income

	Three Months Ended March 31,
	2014	2013
	$	$

TIL stock purchase warrants received (note 14)	6,839	-
Loss on bond repurchase	-	(1,759)
Volatile organic compound emission plant lease income	99	158
Miscellaneous income	1,313	6,841

Other income	8,251	5,240

13.	Accumulated Other Comprehensive Loss

As at March 31, 2014 and December 31, 2013, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2014	2013
	$	$

Unrealized (loss) gain on qualifying cash flow hedging instruments	(178)	17
Pension adjustments, net of tax recoveries	(19,631)	(18,919)
Unrealized loss on marketable securities	(93)	(171)
Foreign exchange gain on currency translation	1,797	1,884

	(18,105)	(17,189)

14.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at March 31, 2014, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value /
			Carrying Amount	Expected Maturity
			of Asset (Liability)	2014	2015
			$	$	$
Norwegian Kroner	628,900	6.12	1,628	77,707	25,019
Canadian Dollar	11,000	1.10	(57)	10,009	-

			1,571	87,716	25,019

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at March 31, 2014, the Company was committed to the following cross currency swaps:

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

					Fair Value / Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount NOK	Amount USD	Reference Rate	Margin	Fixed Rate Payable	Asset / (Liability)	Remaining Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(6,701)	1.5
500,000	89,700	NIBOR	4.00%	4.80%	(6,892)	1.8
600,000	101,400	NIBOR	5.75%	7.49%	(3,690)	2.8
700,000	125,000	NIBOR	5.25%	6.88%	(11,310)	3.1
800,000	143,500	NIBOR	4.75%	5.93%	(10,090)	3.8
900,000	150,000	NIBOR	4.35%	6.43%	(2,980)	4.4
1,000,000	162,200	NIBOR	4.25%	6.28%	2,794	4.8

					(38,869)

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated any of its interest rate swap agreements in its consolidated entities as cash flow hedges for accounting purposes.

As at March 31, 2014, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	402,617	(80,606)	22.8	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	3,126,634	(323,555)	6.4	3.8
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	770,000	(2,924)	8.6	2.9
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	469,039	103,634	22.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)(6)	EURIBOR	336,853	(38,329)	6.8	3.1

			(341,780)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2014, ranged from 0.3% to 4.5%.

(2)	Principal amount reduces quarterly.

(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.

(4)

Inception date of interest rate swaps with an aggregate principal amount of $450 million is June 2014. Interest rate swaps with an aggregate principal amount of $320 million have a term of 5 years (2016 to 2021) and are subject to mandatory early termination in 2016 whereby the swaps will be unwound based on their value at that time. These interest rate swaps are being used to economically hedge expected interest payments on new debt that is expected to be outstanding from 2016 to 2021.

(5)	Principal amount reduces monthly to 70.1 million Euros ($96.5 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. Dollar equivalent of 244.7 million Euros.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of income. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively (or equivalent amounts in NOK) for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at March 31, 2014 was $11.7 million. The Company reports the unrealized gains and losses from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the consolidated statements of income.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities

As at March 31, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	1,924	286	-	(639)	-
Interest rate swap agreements	17,272	93,459	(19,350)	(152,859)	(280,302)
Cross currency swap agreements	845	3,192	29	(1,724)	(41,211)
Stock purchase warrants	-	11,714	-	-	-

	20,041	108,651	(19,321)	(155,222)	(321,513)

As at December 31, 2013
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	482	12	-	(1,819)	(155)
Interest rate swap agreements	21,779	69,785	(22,025)	(140,503)	(248,091)
Cross currency swap agreements	779	-	3	(1,677)	(51,324)

	23,040	69,797	(22,022)	(143,999)	(299,570)

As at March 31, 2014, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $108.9 million and an aggregate fair value liability amount of $371.6 million.

Realized and unrealized gains and losses from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and losses on derivatives not designated as hedging instruments in the consolidated statements of income are as follows:

	Three Months Ended March 31,
	2014	2013
	$	$

Realized (losses) gains relating to:
Interest rate swap agreements	(29,490)	(30,352)
Interest rate swap agreement terminations	1,000	-
Foreign currency forward contracts	(1,285)	421

	(29,775)	(29,931)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(25,398)	19,204
Foreign currency forward contracts	3,051	(3,062)
Stock purchase warrants	4,874	-

	(17,473)	16,142

Total realized and unrealized losses on derivative instruments	(47,248)	(13,789)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of income. The effect of the gain (loss) on cross currency swaps on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2014	2013
	$	$

Realized gain on partial termination of cross currency swap	-	6,800
Realized gains	427	1,062
Unrealized gains (losses)	13,322	(37,954)

Total realized and unrealized gains (losses) on cross currency swaps	13,749	(30,092)

The Company is exposed to credit loss to the extent the fair value represents an asset (see above) in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

15.	Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended March 31,
	2014	2013
	$	$

Current	(3,165)	(2,113)
Deferred	367	(387)

Income tax expense	(2,798)	(2,500)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2013 to March 31, 2014:

Balance of unrecognized tax benefits as at January 1, 2014	$20,304
Increase for positions related to the current period	1,953
Decrease related to statute of limitations	(972)

Balance of unrecognized tax benefits as at March 31, 2014	$21,285

The majority of the net increase for positions for the three months ended March 31, 2014 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

16.	Loss Per Share

	Three Months Ended March 31,
	2014	2013
	$	$

Net loss attributable to stockholders of Teekay Corporation	(488)	(6,136)

Weighted average number of common shares	71,328,577	69,888,279

Common stock and common stock equivalents	71,328,577	69,888,279

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Loss per common share:
- Basic	(0.01)	(0.09)
- Diluted	(0.01)	(0.09)

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted loss per common share. For the three months ended March 31, 2014, the anti-dilutive effect attributable to outstanding stock-based awards was 0.1 million shares. For the three months ended March 31, 2013, the anti-dilutive effect attributable to outstanding stock-based awards was 3.2 million shares.

17.	Supplemental Cash Flow Information

In March 2014, the Company took ownership of three VLCCs, which were collateral for all amounts owing under the investment in term loans, and the investment in term loans was concurrently discharged. The VLCCs had an estimated fair value of $222.0 million on this date, which approximated all the amounts owing under the investment in term loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $15.2 million of interest income owing under the investment in term loans in the first quarter of 2014. The assumption of ownership of the VLCCs and concurrent discharge of the loans has been treated as a non-cash transaction in the Company’s statement of cash flows.

18.	Subsequent Events

a)	In May 2014, Teekay Tankers sold to TIL two single-ship wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing.

b)

In May 2014, Teekay Offshore completed a public offering of senior unsecured notes due 2019 with an aggregate principal amount of $300 million (including $25 million upon exercise of the underwriters’ over-allotment option) that will bear interest at a rate of 6% per annum. Teekay Offshore expects to use the net proceeds from the public offering for general partnership purposes, including funding newbuilding installments, capital conversion projects and future acquisitions of vessels. Pending the application of funds for these purposes, Teekay Offshore expects to repay a portion of its outstanding debt under certain of its revolving credit facilities.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2014

Recent Developments in our Gas Business

Our publicly traded subsidiary Teekay LNG Partners L.P. (or Teekay LNG) holds a 50% interest in Exmar LPG BVBA, a joint venture with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. One of Exmar LPG BVBA’s 12 LPG newbuilding carriers, the Waasmunster, delivered on April 1, 2014. There are two additional LPG newbuilding carriers scheduled for delivery in 2014. As a result of these newbuilding deliveries, and as part of its fleet renewal strategy, Exmar LPG BVBA agreed to sell two of its LPG carriers. The Temse was sold and delivered to its new owner in March 2014 and the Flanders Harmony is expected to be delivered to its new owner in May 2014. In addition, the chartered-in contract for Berlian Ekuator expired in January 2014 and was delivered back to its owner.

In March 2014, Teekay LNG, through a new 50/50 joint venture with a China-based LNG shipping company, are currently in negotiations to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project, located on the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Russia-based Novatek (60%), France-based Total (20%) and China-based China National Petroleum Corporation (20%), and is expected to consist of three LNG trains with a total capacity of approximately 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in 2017. The LNG will be transported from Northern Russia to Europe and Asia.

Recent Developments in our Offshore Business

In May 2014, our publicly traded subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) entered into a letter of intent to acquire Logitel Offshore Holdings Ltd. (or Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel owns two floating accommodation units (or FAUs), which are based on the Sevan Marine ASA (or Sevan) cylindrical hull design, currently under construction at the COSCO (Nantong) Shipyard (or COSCO) in China, and has options with COSCO to order up to an additional six FAUs. The first committed FAU has secured a three-year, fixed-rate charter contract, plus extension options, with Petrobras Brasileiro SA (or Petrobras) in Brazil and is scheduled for delivery in early-2015. Teekay Offshore expects to enter into a charter contract for the second FAU prior to its scheduled delivery in late-2015. The agreement with COSCO for the committed FAUs includes a payment schedule favorable to Teekay Offshore, in which the majority of the purchase price is due upon delivery. Teekay Offshore intends to finance the Logitel acquisition and the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Teekay Offshore expects the proposed acquisition to be finalized in the third quarter of 2014.

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for a fully built-up cost of approximately $261 million, which includes the cost of acquiring ALP. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their deliveries in 2016.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which Teekay Offshore paid in cash and Teekay Offshore also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to one half of this contingent compensation through the issuance of its common units. The contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time the performance conditions are met.

This acquisition of ALP and related newbuilding order represents Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business, which combines Teekay Offshore’s infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is a natural complement to Teekay Offshore’s existing offshore business.

In September 2013, Teekay Offshore acquired a 2010-built HiLoad DP unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit is currently undergoing operational testing, which is expected to be completed during the third quarter of 2014. Upon completion of the testing, the unit is expected to commence operations under a ten-year time-charter contract with Petrobras in Brazil. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to perform a front end engineering and design study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Recent Developments in our Tanker Business

In January 2014, we and our publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL). We and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment of $50.0 million. In addition, we and Teekay Tankers received stock purchase warrants entitling us to purchase an aggregate of up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants expire on January 23, 2019 and vest in four equally sized tranches based on graduated TIL share prices. We and Teekay Tankers are each entitled to elect one board member of TIL. In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, the combined interest of Teekay Tankers and us in TIL was 13.0%. TIL will seek to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. A portion of the net proceeds from the equity issuances by TIL was used to acquire four modern Suezmax crude oil tankers from Teekay and five modern Aframax tankers from third parties. In addition, in May 2014 TIL acquired two VLCC vessels from the Teekay Tankers and agreed to acquire two coated Aframax tankers from a third party.

In late-March 2014, we exercised our rights under security documentation to realize the amounts owed under our investment in term loans and assumed full ownership of three Very Large Crude Carrier (or VLCC) vessels, which previously secured the investment in term loans. At the time of assumption of ownership, these vessels had a fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result of our exercise of remedies and the increase in VLCC vessel values during early 2014, in the first quarter of 2014 we recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the loans. As of March 31, 2014, two VLCC vessels were classified as held for sale, and in early-May 2014, Teekay Tankers sold the two single-ship wholly-owned subsidiaries, each of which owns one VLCC to TIL for aggregate proceeds of $154 million, plus related working capital on closing.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 - “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and FPSO service contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment, each of which are discussed below. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 3 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers, FSO units and one HiLoad DP unit, which is scheduled to complete operational testing late in the third quarter of 2014. As at March 31, 2014, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 32 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and two were chartered-in by Teekay Offshore. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker contract in 2015. Our FSO fleet consists of five vessels (including the Navion Clipper, which is being converted to an FSO unit) owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in the operating FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2014	2013	% Change

Revenues	161,212	138,653	16.3
Voyage expenses	31,729	21,809	45.5
Net revenues	129,483	116,844	10.8
Vessel operating expenses	46,018	44,907	2.5
Time-charter hire expense	11,412	14,777	(22.8)
Depreciation and amortization	27,337	27,696	(1.3)
General and administrative (1)	9,377	10,504	(10.7)
Restructuring charges	552	587	(6.0)
Income from vessel operations	34,787	18,373	89.3

Calendar-Ship-Days
Owned Vessels	3,150	2,815	11.9
Chartered-in Vessels	278	371	(25.1)
Total	3,428	3,186	7.6

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet increased for the three months ended March 31, 2014 compared to the same period last year. The increase was primarily due to the delivery of four newbuilding shuttle tankers, the Samba Spirit, Lambada Spirit, Bossa Nova Spirit and the Sertanejo Spirit (or the BG Shuttle Tankers) in 2013, partially offset by the sale of the Basker Spirit in January 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012.

Net Revenues. Net revenues increased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•	an increase of $19.0 million for the three months ended March 31, 2014 due to the commencement of the ten-year time-charter out contracts of the four BG Shuttle Tankers during 2013; and

•	an increase of $5.2 million for the three months ended March 31, 2014 due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

partially offset by

•

a net decrease of $9.3 million for the three months ended March 31, 2014 due to fewer revenue days from the redelivery of three vessels to us in July 2013, January 2014 and February 2014, as they completed their time-charter-out agreements, partially offset by an increase in revenues in our contract of affreightment fleet, an increase in revenues in our time-chartered-out fleet from entering into new contracts and increased rates as provided in certain contracts;

•	a decrease of $1.0 million for the three months ended March 31, 2014 due to more repair off-hire days in our time-chartered-out fleet compared to the same period last year;

•

a decrease of $0.9 million for the three months ended March 31, 2014 primarily due to the timing of vessel operating expense reimbursements on the Dampier Spirit and the appreciation of the U.S. Dollar against the Australian Dollar compared to the same period last year; and

•

a decrease of $0.6 million for the three months ended March 31, 2014 due to a recovery of expenses in 2013 relating to the 2012 drydocking of the Navion Saga and the appreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•	an increase of $3.7 million for the three months ended March 31, 2014 due to the commencement of the charter contracts for the four BG Shuttle Tankers during 2013 and the first quarter of 2014; and

•	an increase of $1.0 million for the three months ended March 31, 2014 due to an increase in costs related to services, spares and repairs;

partially offset by

•	a decrease of $1.0 million for the three months ended March 31, 2014 relating to expenditures on engineering studies completed to support our FSO tenders in the first quarter of 2013;

•	a decrease of $0.9 million in crew and manning costs for the three months ended March 31, 2014 primarily due to the timing of bonus payments to crew;

•

a decrease of $0.8 million for the three months ended March 31, 2014 relating to lower crew costs and the timing of services, spares and insurance for the Dampier Spirit primarily due to the appreciation of the U.S Dollar against the Australian Dollar compared to the same period last year; and

•

a decrease of $0.7 million for the three months ended March 31, 2014 relating to the lay-up of one of our shuttle tankers, the Navion Clipper, since February 2013, which is currently being converted to an FSO unit.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•	a decrease of $7.1 million for the three months ended March 31, 2014 due to the redelivery to the owners of the in-chartered vessels Karen Knutsen in January 2014 and the Grena in November 2013;

partially offset by

•	an increase of $3.8 million for the three months ended March 31, 2014 due to increased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to the write-down of older shuttle tankers to their estimated fair value in 2013, partially offset by the delivery of the four BG shuttle tankers in 2013.

Restructuring Charges. Restructuring charges were $0.6 million for the three months ended March 31, 2014, resulting from the reflagging of one shuttle tanker. Restructuring charges were $0.6 million for the three months ended March 31, 2013, resulting from a reorganization of marine operations intended to create better alignment with our shuttle tanker business unit and a lower cost organization going forward. Please read “Item 1 – Financial Statements: Note 11 Restructuring Charges.”

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at March 31, 2014, in addition to the four 100% owned FPSO units and the four FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in mid-2014, and a 50% interest held by Teekay Offshore in one FPSO unit. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance, which generally reduce oil production. The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire in lay-up. From the fourth quarter of 2012 through the second quarter of 2014, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In mid-July 2013, we and the charterer agreed to temporarily halt production to repair the FPSO unit’s gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013, allowing the unit to recommence partial operations. In early-March 2014, the Foinaven FPSO unit temporarily halted production as a result of issues with its one operating gas compressor train, and as its second compressor train had not yet completed its repair after sustaining damage in July 2013. In late-April 2014, one of the Foinaven FPSO’s compressor trains was repaired allowing the unit to recommence partial operations. Repairs to the second compressor train are expected to be completed in July 2014. The Foinaven FPSO is expected to be capable of producing its target production by mid third quarter of 2014. In May 2014, the customer extended the Hummingbird Spirit FPSO unit’s charter contract by a firm period of one year until December 31, 2015, with charterer’s options to extend the contract up to March 2017. The Banff FPSO unit remains under repair following storm damage in December 2011, and is expected to return to service early in the third quarter of 2014.

The following table presents our FPSO segment’s operating results for the three months ended March 31, 2014 and 2013 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2014	2013	% Change

Revenues	142,519	140,929	1.1
Vessel operating expenses	93,504	77,384	20.8
Depreciation and amortization	37,812	34,032	11.1
General and administrative (1)	15,341	12,361	24.1
(Loss) income from vessel operations	(4,138)	17,152	(124.1)

Calendar-Ship-Days
Owned Vessels	990	900	10.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of our FPSO units for the three months ended March 31, 2014 increased compared to the same period last year due to the acquisition of the Voyageur Spirit FPSO unit in May 2013.

Revenues. Revenues increased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•	an increase of $27.2 million for the three months ended March 31, 2014 relating to the acquisition of the Voyageur Spirit FPSO unit; and

•

an increase of $1.9 million for the three months ended March 31, 2014 relating to the Hummingbird Spirit FPSO unit primarily due to an increase in reimbursable costs, which was partially offset by lower amortization of an in-process revenue contract compared to the same period last year;

partially offset by

•	a decrease of $18.7 million for the three months ended March 31, 2014 due to the Petrojarl I FPSO unit’s contract expiry and subsequent lay-up;

•	a decrease of $3.5 million for the three months ended March 31, 2014 related to lower revenue from front end engineering and design studies compared to the same period last year;

•

a decrease of $2.8 million for the three months ended March 31, 2014 from the Petrojarl Foinaven FPSO unit’s lower tariff revenue resulting from lower production caused by the compressor issues discussed above;

•

a decrease of $2.1 million for the three months ended March 31, 2014 due to lower amortization of the in-process revenue contract for the Petrojarl Banff FPSO unit compared to the same period last year; and

•

a decrease of $1.4 million for the three months ended March 31, 2014 relating to the Petrojarl Varg FPSO unit and primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased during the three months ended March 31, 2014, compared to the same period last year, primarily due to:

•	an increase of $12.7 million for the three months ended March 31, 2014 relating to the acquisition of the Voyageur Spirit FPSO unit;

•

an increase of $6.5 million for the three months ended March 31, 2014 relating to the Hummingbird Spirit FPSO unit, primarily due to higher repairs and maintenance costs associated with mooring line repairs compared to the same period last year;

•

an increase of $4.6 million for the three months ended March 31, 2014 relating to the Petrojarl Foinaven FPSO unit, primarily due to higher repairs and maintenance relating to the compressor repairs and higher crew costs compared to the same period last year;

•

an increase of $2.3 million for the three months ended March 31, 2014 as the Petrojarl Banff FPSO unit was being prepared to resume operations early in the third quarter of this year after being off hire during 2012 and 2013 as a result of the December 2011 weather-related incident; and

•	an increase of $2.2 million for the three months ended March 31, 2014 from pre-operating costs incurred on the Petrojarl Knarr FPSO unit under construction compared to the same period last year;

partially offset by

•	a decrease of $8.7 million for the three months ended March 31, 2014 due to decreased costs as a result of the Petrojarl I FPSO unit’s contract expiry and resulting lay-up;

•	a decrease of $1.7 million for the three months ended March 31, 2014 due to the reduced cost of front end engineering and design studies compared to the same period last year; and

•

a decrease of $1.4 million for the three months ended March 31, 2014 relating to the Piranema Spirit FPSO unit primarily due to lower repairs and maintenance costs compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2014 compared to the same period last year, primarily due to the 2013 acquisition of the Voyageur Spirit FPSO unit.

Liquefied Gas Segment

As at March 31, 2014, our liquefied gas segment (which includes our Teekay Gas Services business unit) included 34 LNG carriers and 31 LPG/Multigas carriers (in which Teekay LNG’s interests ranged from 33% to 100%). However, the table below only includes 13 LNG carriers and five LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) and (iv) two LNG carriers (or the Exmar LNG Carriers) and 26 LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. We principally use net revenues because it provides more meaningful information to us than revenues and net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2014	2013	% Change

Revenues	81,423	71,001	14.7
Voyage expenses	833	4	20,725.0
Net revenues	80,590	70,997	13.5
Vessel operating expenses	16,511	15,096	9.4
Depreciation and amortization	18,113	17,291	4.8
General and administrative (1)	7,200	6,196	16.2
Income from vessel operations	38,766	32,414	19.6

Calendar-Ship-Days
Owned Vessels and Vessels under Direct
Financing Lease	1,620	1,440	12.5

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

The average size of our liquefied gas segment fleet increased for the three months ended March 31, 2014, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), the Wilforce and Wilpride, in September 2013 and November 2013, respectively. During the three months ended March 31, 2014, two of our vessels were off-hire for a total of 46 days compared to one vessel being off-hire for 41 days in the same period last year.

Net Revenues. Net revenues increased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•	an increase of $6.5 million for the three months ended March 31, 2014 as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013, respectively;

•

an increase of $5.5 million for the three months ended March 31, 2014 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking, and a ballast bonus paid to us by the customer in the first quarter of 2014; and

•	an increase of $0.7 million for the three months ended March 31, 2014 due to operating expense and dry-docking recovery adjustments under our charter provisions for Tangguh Hiri and Tangguh Sago;

partially offset by:

•	a decrease of $1.9 million for the three months ended March 31, 2014 due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking; and

•

a decrease of $1.8 million for the three months ended March 31, 2014 relating to an off-hire provision for 18 days in the first quarter of 2014 as a result of repairs required on one of our LNG carriers.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2014 from the same period last year, primarily as a result of:

•	an increase of $0.9 million for the three months ended March 31, 2014 due to an increase in ship management costs due to fleet growth; and

•	an increase of $0.8 million for the three months ended March 31, 2014 as a result of higher manning costs due to wage increases relating to certain of our LNG carriers;

partially offset by:

•

a decrease of $0.5 million for the three months ended March 31, 2014 primarily due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2014 from the same period last year, primarily as a result of the amortization of dry-dock expenditures incurred in 2013 and the first quarter of 2014.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) that was delivered in the second quarter of 2013, and is accounted for under the equity method. Upon delivery, this vessel commenced operations under a time-charter for a term of five years.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our fixed-rate tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2014	2013	% Change

Revenues	74,872	70,393	6.4
Voyage expenses	1,000	1,102	(9.3)
Net revenues	73,872	69,291	6.6
Vessel operating expenses	26,079	30,575	(14.7)
Time-charter hire expense	1,080	1,530	(29.4)
Depreciation and amortization	13,038	14,528	(10.3)
General and administrative (1)	5,118	5,774	(11.4)
Loan loss provisions	-	3,165	100.0
Restructuring charges	49	642	(92.4)
Income from vessel operations	28,508	13,077	118.0

Calendar-Ship-Days
Owned Vessels	2,195	2,586	(15.1)
Chartered-in Vessels	90	90	-
Total	2,285	2,676	(14.6)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three months ended March 31, 2014 compared with the same period last year due to:

•	the transfer of two Suezmax tankers, three Aframax tankers and two medium-range (or MR) product tankers to the spot tanker sub-segment; and

•	the sale of two Suezmax tankers and one Aframax tanker;

partially offset by

•	the transfer of one Aframax tanker from the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Net Revenues. Net revenues increased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•

an increase of $12.4 million for the three months ended March 31, 2014 due to the recognition of interest income from the investments by us and Teekay Tankers in term loans, which resulted from an increase in the value of the underlying collateral of the three VLCCs; and

•	a net increase of $1.1 million for the three months ended March 31, 2014 due to higher average charter rates earned from charter renewals in the first quarter of 2014;

partially offset by

•	a net decrease of $8.7 million for the three months ended March 31, 2014 due to the Net Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2014 from the same period last year, primarily due to:

•	a net decrease of $4.3 million for the three months ended March 31, 2014 due to the Net Fleet Reductions; and

•	a net decrease of $0.7 million for the three months ended March 31, 2014 due to the timing of service and maintenance activities performed, partially offset by an increase in manning costs;

partially offset by

•	an increase of $1.2 million for the three months ended March 31, 2014 due to a new time-charter arrangement for two Aframax tankers.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to decreases in time-charter hire rates in the first quarter of 2014.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to the Net Fleet Reductions.

Loan Loss Provisions. Loan loss provisions for the three months ended March 31, 2013 primarily relate to write-down of one of our investments in term loans. Please read “Item 1 – Financial Statements: Note 6b – Loan Loss Provisions.”

Restructuring Charges. Restructuring charges for the three months ended March 31, 2014 and 2013 primarily relate to the reorganization of our marine operations and certain of our commercial and administrative functions. Please read “Item 1 – Financial Statements: Note 11 – Restructuring Charges.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax tankers, Suezmax tankers, large- and medium-range product tankers and VLCCs are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended
	March 31,
	2014	2013	% Change

Revenues	46,468	30,061	54.6
Voyage expenses	1,450	3,400	(57.4)
Net revenues	45,018	26,661	68.9
Vessel operating expenses	19,074	19,502	(2.2)
Time-charter hire expense	3,800	11,145	(65.9)
Depreciation and amortization	7,158	8,947	(20.0)
General and administrative (1)	842	4,436	(81.0)
Loss on sale of vessels	162	32	406.3
Restructuring charges	38	825	(95.4)
Income (loss) from vessel operations	13,944	(18,226)	(176.5)

Calendar-Ship-Days
Owned Vessels	1,730	1,771	(2.3)
Chartered-in Vessels	283	650	(56.5)
Total	2,013	2,421	(16.9)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to:

•	the transfer of one Aframax tanker to the fixed tanker sub-segment;

•	the sale of four Suezmax tankers and three Aframax tankers;

•	the in-charter redeliveries to their owners of five Aframax tankers (or the In-charter Redeliveries);

partially offset by:

•	the transfer of two Suezmax tankers, three Aframax tankers and two MR product tankers from the fixed-rate tanker sub-segment; and

•	the new in-charter of one Aframax tanker and the addition of the three VLCCs upon our exercise of remedies under the related collateral documents for our investments in term loans.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates strengthened significantly during the first quarter of 2014, with Aframax and Suezmax rates achieving their highest quarterly averages since the fourth quarter of 2008 and the second quarter of 2010, respectively. The increase in tanker rates was primarily due to a combination of stronger fundamentals and seasonal factors, particularly during January and February of 2014. Record high crude oil imports by China of 6.6 million barrels per day (or mb/d) during January 2014, and a greater volume of long-haul Asian crude imports from West Africa, led to an increase in crude tanker tonne-mile demand during the early part of the first quarter. Seasonal weather delays, particularly in the Atlantic basin, further tightened the freight market and led to a significant spike in crude tanker rates. These strong rates dissipated during March 2014 as seasonal factors abated and Chinese crude imports slowed. This weakness has extended into the early part of the second quarter of 2014.

Product tanker rates remained relatively flat during the first quarter of 2014, failing to benefit from the seasonal factors which drove up crude tanker rates. Medium-Range (or MR) tanker rates declined during the quarter as the onset of seasonal refinery maintenance from March 2014 onwards led to a reduction in product exports from the United States. Conversely, Long Range 2 (or LR2) tanker rates gradually improved during the quarter due to an increase in naphtha volumes from the Middle East and the Atlantic Basin to Asia; however, rates remain below the long-term average.

The world tanker fleet grew by 1.6 million deadweight tonnes (or mdwt), or 0.3 percent, in the first quarter of 2014. A total of 3.7 mdwt of new tankers were delivered into the fleet, the lowest first quarter delivery total since 1998, while 2.1 mdwt of tankers were scrapped. The tanker orderbook currently stands at 67 mdwt, or approximately 13% of the existing world tanker fleet. Taking into account expected slippage in newbuilding deliveries and scrapping, we estimate worldwide tanker fleet growth of approximately 1.2% in 2014, the lowest level of tanker fleet growth since 2001, and approximately 1.8% in 2015.

In its April 2014 World Economic Outlook, the International Monetary Fund (or IMF) left its outlook for global GDP growth broadly unchanged at 3.6% and 3.9% for 2014 and 2015, respectively. This is an improvement on global GDP growth of 3.0% in 2013 and signals an expected continuing recovery of the global economy. Global oil demand is projected to grow by 1.2 mb/d in 2014 based on the average of the forecasts of the International Energy Agency, the Energy Information Administration, and OPEC, a slight increase from oil demand growth of the 1.1 mb/d in 2013. The forecasted increase in global oil demand is expected to translate into increased demand for crude oil tankers in 2014 compared to 2013.

Stronger global oil demand growth coupled with low tanker fleet growth, particularly in the crude segments, is expected to lead to an increase in tanker fleet utilization and therefore, a corresponding increase in freight rates during 2014 and 2015.

	Three Months Ended
	March 31, 2014			March 31, 2013
Vessel Type	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $

Spot Fleet
Suezmax Tankers	26,518	921	28,801	13,988	1,023	13,671
Aframax Tankers	12,845	574	22,375	10,056	1,000	10,058
Large/Medium Product Tankers/VLCCs	7,088	480	14,767	4,416	302	14,608
Other(1)	(1,433)			(1,799)
Totals	45,018	1,975	22,796	26,661	2,325	11,465

(1)	Includes the write-off of doubtful debts and the cost of fuel while off-hire.

Average spot tanker TCE rates increased for the three months ended March 31, 2014 compared to the same period last year. The increase in the TCE rates was primarily due to improved demand and seasonal factors. During the three months ended March 31, 2014 compared to the same period last year, we realized a slight reduction in our revenue day exposure to the spot tanker market through the re-delivery of in-chartered vessels and vessel sales. We continue to maintain a mix of both spot and fixed-rate employment for our vessels in order to balance our exposure to the volatile spot tanker market with the cash flow stability from the fixed segment.

Net Revenues. Net revenues increased for the three months ended March 31, 2014 compared to the same period last year primarily due to:

•	an increase of $28.2 million for the three months ended March 31, 2014 due to the increase in our average spot tanker TCE rates, predominantly from our Suezmax and Aframax tankers;

partially offset by:

•	a net decrease of $10.6 million for the three months ended March 31, 2014 due to the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to the In-charter Redeliveries.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2014 compared to the same period last year, primarily due to the Net Spot Fleet Reductions.

Restructuring Charges. Restructuring charges for the three months ended March 31, 2014 and 2013, primarily relate to the reorganization of our marine operations and certain of our commercial and administrative functions. Please read “Item 1 – Financial Statements: Note 11 Restructuring Charges.”

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2014 and 2013:

(in thousands of U.S. dollars, except percentages)	Three Months Ended March 31,
	2014	2013	% Change

General and administrative	(37,878)	(39,271)	(3.5)
Interest expense	(49,333)	(42,510)	16.1
Interest income	1,783	1,018	75.1
Realized and unrealized loss on non-designated derivative instruments	(47,248)	(13,789)	242.6
Equity income	27,494	27,315	0.7
Foreign exchange (loss) income	(894)	2,191	(140.8)
Other income	8,251	5,240	57.5
Income tax expense	(2,798)	(2,500)	11.9

General and Administrative. General and administrative expenses decreased to $37.9 million in 2014, compared to $39.3 million in 2013, despite the growth in our offshore businesses, as a result of various cost saving initiatives that we have undertaken and a strengthening of the U.S. Dollar against the Norwegian Kroner and Canadian Dollar compared to the same period last year.

Interest Expense. Interest expense increased to $49.3 million for the three months ended March 31, 2014, from $42.5 million for the same period last year, primarily due to:

•

an increase of $6.0 million for the three months ended March 31, 2014 due to the borrowings under new debt facilities relating to the Voyageur Spirit FPSO and the four BG Shuttle Tankers that delivered during the last three quarters of 2013;

•	an increase of $2.0 million for the three months ended March 31, 2014 as a result of the Teekay LNG NOK 900 million bond issuance in September 2013;

•

a net increase of $1.5 million for the three months ended March 31, 2014 primarily from Teekay Offshore’s issuance of the NOK 1,000 million senior unsecured bonds in January 2014, partially offset by the repurchase of NOK 388.5 million of the NOK 600 million senior unsecured bond issue during the first quarter of 2013 and the remaining NOK 211.5 million that matured in November 2013;

•	an increase of $1.8 million for the three months ended March 31, 2014 as a result of further borrowing under a revolving credit facility we entered into in December 2012; and

•	an increase of $1.1 million for the three months ended March 31, 2014 relating to a new debt facility used to fund the delivery of the first Awilco LNG Carrier in late-2013;

partially offset by:

•	a decrease of $4.4 million for the three months ended March 31, 2014 due to a decrease in LIBOR and due to debt repayments during 2013 and the first quarter of 2014; and

•	a decrease of $1.1 million for the three months ended March 31, 2014 due to an increase in capitalized interest on our newbuildings compared to the same period last year.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income. Net realized and unrealized losses on non-designated derivatives was $47.2 million for the three months ended March 31, 2014, compared to $13.8 million for the three months ended March 31, 2013, as detailed in the table below:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2014	2013

Realized (losses) gains relating to:
Interest rate swap agreements	(29,490)	(30,352)
Interest rate swap agreement terminations	1,000	-
Foreign currency forward contracts	(1,285)	421
	(29,775)	(29,931)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(25,398)	19,204
Foreign currency forward contracts	3,051	(3,062)
Stock purchase warrants	4,874	-
	(17,473)	16,142

Total realized and unrealized losses on derivative instruments	(47,248)	(13,789)

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized gains on interest rate swaps for the three months ended March 31, 2014 and 2013 were primarily due to changes in the forward interest swap rates.

During the three months ended March 31, 2014 and 2013, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $4.1 billion and $3.6 billion for the respective periods, with average fixed rates of approximately 3.6% and 3.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $29.5 million and $30.4 million during the three-month periods ended March 31, 2014 and March 31, 2013, respectively, under our interest rate swap agreements. We also had a realized gain of $1.0 million during the three months ended March 31, 2014 from the early termination of one interest rate swap.

Primarily as a result of significant changes in long-term benchmark interest rates during the three months ended March 31, 2014, we recognized unrealized losses of $17.5 million, compared with unrealized gains of $16.1 million for the same period last year. In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by us and Teekay Tankers of $50.0 million. In addition, the Company received stock purchase warrants entitling it to purchase up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. During the three months ended March 31, 2014, we recognized a $4.9 million unrealized gain on the stock purchase warrants which is included in the total unrealized derivative losses. Please read “Financial Statements: Note 14 - Derivative Instruments and Hedging Activities.”

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments in our Annual Report on Form 20-F for the year ending December 31, 2013, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Equity Income. Our equity income increased slightly to $27.5 million for the three months ended March 31, 2014 compared to $27.3 million for the same period last year, primarily due to:

•	an increase of $5.5 million for the three months ended March 31, 2014 due to the acquisition of a 50% interest in the Itajai FPSO owned through a joint venture with Odebrecht;

•	an increase of $4.1 million from a dilution gain as a result of our reduced ownership interest in TIL from the share issuance completed as part of TIL’s initial public offering in March 2014;

•	an increase of $3.3 million for the three months ended March 31, 2014 due to Teekay LNG’s acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013; and

•	an increase of $0.7 million for the three months ended March 31, 2014 due to equity income from SkaugenPetrotrans Joint Venture in which we hold a 50% interest;

partially offset by:

•

a decrease of $6.0 million for the three months ended March 31, 2014 in Teekay LNG’s 33% investment in the four Angola LNG Carriers, primarily due to unrealized losses on derivative instruments in the first quarter of 2014 as a result of long-term LIBOR benchmark interest rates decreasing, compared to an unrealized gain on derivative instruments in the same period last year;

•

a decrease of $4.9 million for the three months ended March 31, 2014 in our 43% investment in Sevan Marine ASA, mainly due to lower license fee revenues, consulting costs and a one-time office lease settlement paid; and

•

a decrease of $2.6 million for the three months ended March 31, 2014 relating to Teekay LNG’s 52% ownership interest in the six Malt LNG Carriers, primarily due to higher interest margins upon completion of debt refinancing within a joint venture in June and July 2013, and an increase in operating expenses as a result of main engine overhauls and a damage claim for the Woodside Donaldson in the first quarter of 2014, which is anticipated to be repaired during its scheduled dry docking in the second quarter of 2014; partially offset as the Methane Spirit was off-hire in the first quarter of 2013 for 28 days for a scheduled dry docking as compared to only 10 off-hire days in the first quarter of 2014 for the scheduled dry docking of Magellan Spirit.

For the three months ended March 31, 2014, equity income includes a loss of $1.5 million which relates to our share of unrealized losses on interest rate swaps, compared to an unrealized gain on interest rate swaps of $5.4 million included in equity income for the same period last year.

Foreign Exchange (Loss) Gain. Foreign currency exchange loss was $0.9 million in three months ended March 31, 2014 compared to a foreign currency exchange gain of $2.2 million in for the same period last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the three months ended March 31, 2013, Teekay Offshore repurchased NOK 388.5 million of its outstanding NOK 600 million senior unsecured bond issue that matured in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. Excluding this, for the three months ended March 31, 2014, foreign currency exchange gains include realized gains of $0.4 million (2013 - $1.1 million) and unrealized gains of $13.3 million (2013 - unrealized losses of $38.0 million) on our cross currency swap and unrealized losses of $14.4 million (2013 - gains of $29.6 million) on the revaluation of our NOK-denominated debt. For the three months ended March 31, 2014, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $(0.6) million as compared to $8.1 million for the same period of 2013.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at March 31, 2014, our cash and cash equivalents totaled $584.0 million, compared to $614.7 million as at December 31, 2013. As at March 31, 2014 and December 31, 2013, our total liquidity, including cash and undrawn credit facilities, was $1.2 billion.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. In addition, the revenue we receive from certain of our FPSOs may vary based on oil production and performance metrics, and has recently been affected by storm damage to one unit, operational issues and the lay-up of one older unit, pending its redeployment or sale.

As at March 31, 2014, we had $934.0 million of scheduled debt repayments coming due within the next twelve months. In addition, as at March 31, 2014, we had $93.6 million of current lease obligations for three Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these Suezmax tankers. For one of the three Suezmax tankers, the cancellation option was first exercisable in April 2014. We were notified by the charterer of its intention to terminate the charter contract for the Huelva Spirit and proceed with the sale of the vessel. Upon sale of the vessel, we will not be required to repay the capital lease obligation as the vessel under capital lease will be returned to the owner and the capital lease obligation will be concurrently extinguished.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $570.0 million, which mostly relates to our 2014 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order and vessels undergoing conversions as at March 31, 2014.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at March 31, 2014, our revolving credit facilities provided for borrowings of up to $2.5 billion, of which $0.6 billion was undrawn. The amount available under these revolving credit facilities reduces by $736.7 million (remainder of 2014), $297.5 million (2015), $706.7 million (2016), $445.0 million (2017) and $321.0 million (2018). The revolving credit facilities are collateralized by first-priority mortgages granted on 54 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 38 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements that require the maintenance of vessel market value to loan ratios. As at March 31, 2014, these ratios ranged from 137.9% to 480.3% compared to their minimum required ratios of 115% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2014 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at March 31, 2014, this aggregate amount was $343.5 million. We were in compliance with all of our loan covenants at March 31, 2014.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns, while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2014	2013

Net operating cash flows	103,737	(33,707)
Net financing cash flows	13,018	90,714
Net investing cash flows	(147,423)	(216,851)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008. In addition, the production performance of our FPSO units has contributed to fluctuations in operating cash flows.

Net cash flow from operating activities increased to $103.7 million for the three months ended March 31, 2014, from an outflow of $33.7 million for the three months ended March 31, 2013. This increase was primarily due to an increase in changes to non-cash working capital items of $88.3 million primarily due to the timing of payments made to vendors and a $58.9 million net increase in income from vessel operations before depreciation, amortization, asset impairments, loan loss provisions, net loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments, primarily as a result of increased operating cash flows from our shuttle and FSO and conventional tanker segments. There was a decrease of $2.4 million on expenditures for dry docking in the quarter ended March 31, 2014 compared to 2013 due to fewer vessels dry-docked in 2014 compared to 2013. In addition, there was a $4.2 million decrease in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) in the quarter ended March 31, 2014 compared to 2013.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors (or equity issuances to Teekay) or the assumption of debt related to acquired vessels. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amounts of the operating cash flows at the Daughter Companies generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $96.1 million in the three months ended March 31, 2014 from $61.5 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $176.1 million in the three months ended March 31, 2014, and $295.0 million in the same period last year. We primarily used the net proceeds from drawing on undrawn revolvers to fund the our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $82.7 million in the three months ended March 31, 2014, compared to $120.1 million in the same period last year.

In October 2010, Teekay announced a $200 million share repurchase program. We repurchased no common stock during the three months ended March 31, 2014 and 2013. As at March 31, 2014, the total remaining amount under the share repurchase authorization was $37.7 million.

Dividends paid during the three months ended March 31, 2014 were $23.5 million, compared to $23.0 million for the three months ended March 31, 2013, or $0.3163 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During the three months ended March 31, 2014, we incurred capital expenditures for vessels and equipment of $106.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our five LNG carriers, four newbuilding ALP towage vessels, two FSO conversions and the installment payments and of our FPSO unit under construction. In addition, we invested $50.3 million in our equity accounted investees, primarily related to TIL, and received $1.5 million from our equity accounted investees.

During the three months ended March 31, 2013, we incurred capital expenditures for vessels and equipment of $72.2 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and two LNG carriers, and the installment payments and conversion costs of our FPSO units under construction or conversion. We received aggregate net proceeds of $22.4 million from the sale of a 1992-built shuttle tanker, a 1992-built conventional tanker and a 1998-built conventional tanker. In addition, we invested $134.1 million in our equity accounted investees, primarily related to the Exmar LPG BVBA joint venture (including working capital contribution and acquisition costs), and advanced $36.2 million to our equity accounted investees.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at March 31, 2014:

	Total	Remainder of 2014	2015 and 2016	2017 and 2018	Beyond 2018

	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,031.5	1,158.5	1,147.1	1,458.4	1,267.5
Chartered-in vessels (operating leases)	67.1	32.3	25.3	9.5	-
Commitments under capital leases (2)	106.4	32.7	15.5	58.2	-
Commitments under capital leases (3)	947.1	18.0	48.0	48.0	833.1
Commitments under operating leases (4)	371.9	18.6	49.6	49.6	254.1
Newbuilding installments/conversion (5)(6)	1,846.2	560.5	812.6	473.1	-
Asset retirement obligation	27.9	-	-	-	27.9

Total U.S. Dollar-Denominated Obligations	8,398.1	1,820.6	2,098.1	2,096.8	2,382.6

Euro-Denominated Obligations: (7)
Long-term debt (8)	336.9	12.5	36.8	183.8	103.8

Total Euro-Denominated Obligations	336.9	12.5	36.8	183.8	103.8

Norwegian Kroner-Denominated Obligations: (7)
Long-term debt (9)	868.4	-	200.4	501.0	167.0

Total Norwegian Kroner-Denominated Obligations	868.4	-	200.4	501.0	167.0

Total	9,603.4	1,833.1	2,335.3	2,781.6	2,653.4

(1)

Excludes expected interest payments of $93.3 million (remainder of 2014), $181.9 million (2015 and 2016), $133.2 million (2017 and 2018) and $105.1 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2014, plus margins on debt that has been drawn that ranges up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase three leased vessels from 2014 to the end of the period when cancellation options are first exercisable. For one of the vessels, Huelva Spirit, the owner has notified us that it intends to terminate the capital lease. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 5 – Vessel Charters.”

(3)

Existing restricted cash deposits of $475.8 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $325.4 million for these leases from 2014 to 2029.

(5)

Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for five LNG carriers, four ALP towage vessels, two FSO conversions and one FPSO unit as of March 31, 2014. Please read “Item 1 – Financial Statements: Note 9 (a) – Commitments and Contingencies – Vessels Under Construction.”

(6)

The table above excludes 12 LPG newbuilding carriers scheduled for delivery between April 2014 and 2018 in the Exmar LPG BVBA joint venture between Exmar and Teekay LNG. As at March 31, 2014, Teekay LNG’s 50% share of the remaining cost for these 12 newbuildings totaled $259.3 million, including estimated interest and construction supervision fees. One of the newbuilding LPG carriers delivered in April 2014.

(7)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2014.

(8)

Excludes expected interest payments of $4.4 million (remainder of 2014), $10.9 million (2015 and 2016), $7.8 million (2017 and 2018) and $3.0 million (beyond 2018). Expected interest payments are based on EURIBOR at March 31, 2014, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(9)

Excludes expected interest payments of $42.0 million (remainder of 2014), $96.5 million (2015 and 2016), $49.1 million (2017 and 2018) and $0.9 million (beyond 2018). Expected interest payments are based on NIBOR at March 31, 2014, plus a margin between 4.25% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of March 31, 2014. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2013.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Goodwill

At March 31, 2014, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at March 31, 2014, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. In addition, we have stock purchase warrants, a type of option agreement, to acquire up to an additional 1,500,000 shares of TIL’s common stock at a fixed price. See “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of loss. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of loss when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of stock purchase warrants. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrants, we take into account the stock price of TIL, and expected volatility of the TIL stock price and an estimate of the risk-free rate over the term of the warrants.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our stock purchase warrants at the end of each period is most significantly impacted by the stock price of TIL and the expected volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrants we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements or sell the stock purchase warrants at the reporting date, the amount we would pay or receive to terminate the derivative instruments and the amount we would receive upon sale of the stock purchase warrants may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2014 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	expected costs and delivery dates of and financing for newbuildings and towage vessels, and the commencement of service of newbuildings under long-term time-charter contracts;

•

our expectations regarding the negotiations relating to the Yamal LNG Project and associated vessel orders and charters, including the project’s expected volume of LNG to be produced and its scheduled start date and our ability to finalize the applicable contracts;

•

the impact on operating income, the expected repair and insurance coverage, the completion, cost and recovery from the charterer of certain capital upgrade costs, and the timing of the expected return to operations of the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker, following storm damage to the unit which was incurred in December 2011;

•	the ability of TIL to benefit from the cyclical tanker market, and its expected use of proceeds from recent equity issuances;

•

Teekay LNG’s expected timing, amount and method of financing for the possible purchase of three of our leased Suezmax tankers, including, the five LNG carrier newbuildings ordered from DSME and eight of the 11 remaining LPG carrier newbuildings ordered within Exmar LPG BVBA;

•	the timing of the HiLoad DP unit commencing its 10-year charter contract with Petrobras;

•

the timing and certainty of completing the acquisition of Logitel and the timing of one of the FAUs commencing its three-year charter contract and our expectations as to the chartering of the other FAU;

•	the expected timing and financial result of the sale of the Suezmax tankers under capital leases;

•

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for three of Teekay LNG’s Suezmax tankers;

•	the expected timing and costs of upgrades to or conversions of any vessels;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the impact of future regulatory changes or environmental liabilities;

•	the expected resolution of legal claims against us;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	the outcome of ongoing tax proceedings, including the UK taxing authority’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential inability to negotiate and complete the proposed transactions relating to the Yamal LNG Project, including vessel orders and related financing; inherent uncertainties involving litigation and claims; conditions in the capital markets and lending markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2013. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2014

PART I – FINANCIAL INFORMATION

ITEM 3  -       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at March 31, 2014, we had the following foreign currency forward contracts:

			Fair Value /
			Carrying Amount	Expected Maturity
	Contract Amount in	Average	of Asset (Liability)(3)	2014(3)	2015(3)
	Foreign Currency (1)	Forward Rate (2)	$	$	$
Norwegian Kroner	628,900	6.12	1,628	77,707	25,019
Canadian Dollar	11,000	1.10	(57)	10,009	-

			1,571	87,716	25,019

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2014, we had Euro-denominated term loans of 244.7 million Euros ($336.9 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at March 31, 2014, we were committed to the following cross currency swaps:

Notional	Notional	Floating Rate Receivable		Fixed	Fair Value /
Amount	Amount	Reference		Rate	Asset	Remaining
NOK(1)	USD(1)	Rate	Margin	Payable	(Liability)(1)	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(6,701)	1.5
500,000	89,700	NIBOR	4.00%	4.80%	(6,892)	1.8
600,000	101,400	NIBOR	5.75%	7.49%	(3,690)	2.8
700,000	125,000	NIBOR	5.25%	6.88%	(11,310)	3.1
800,000	143,500	NIBOR	4.75%	5.93%	(10,090)	3.8
900,000	150,000	NIBOR	4.35%	6.43%	(2,980)	4.4
1,000,000	162,200	NIBOR	4.25%	6.28%	2,794	4.8

					(38,869)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. We have not designated any of our interest rate swap agreements in our consolidated entities as cash flow hedges for accounting purposes.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2014, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance of							Asset /
	2014	2015	2016	2017	2018	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	1,124.7	387.4	668.3	704.0	669.3	675.3	4,229.0	(4,251.2)	1.8%
Variable Rate (Euro)(3)(4)	12.5	17.8	19.0	20.4	163.4	103.8	336.9	(315.0)	1.8%
Variable Rate (NOK)(4)(5)	-	116.9	83.5	217.1	283.9	167.0	868.4	(895.8)	6.4%

Fixed-Rate Debt ($U.S.)	33.8	45.1	46.3	38.7	46.4	592.2	802.5	(694.5)	7.0%
Average Interest Rate	5.1%	5.1%	5.1%	5.2%	5.2%	7.6%	7.0%

Capital Lease Obligations(6)
Fixed-Rate ($U.S.)(7)	30.1	4.4	4.5	28.3	26.3	-	93.6	(93.6)	6.2%
Average Interest Rate(8)	7.8%	5.4%	5.4%	4.6%	6.4%	-	6.2%

Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)	355.9	406.7	797.8	470.3	340.2	1,525.7	3,896.6	(326.5)	3.6%
Average Fixed Pay Rate(2)	3.4%	3.7%	2.7%	3.8%	3.1%	4.2%	3.6%
Contract Amount (Euro)(4)(10)	12.5	17.7	19.0	20.4	163.3	104.0	336.9	(38.3)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of March 31, 2014, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt.”

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2014.

(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt have been economically hedged with 15 cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.00% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

(6)

Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 1 – Financial Statements: Note 5 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2014 totaled $475.8 million, and the lease obligations, which as at March 31, 2014 totaled $473.0 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2014, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $402.6 million and $469.0 million, ($80.6) million and $103.6 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable.

(8)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at the 1-month EURIBOR

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the stock price of TIL. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1,500,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Note 9(b) to the unaudited consolidated financial statements included in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

Teekay LNG’s ability to provide LNG carriers through a joint venture for the Yamal LNG Project is subject to completion of negotiations and of the project, which may not occur.

In March 2014, Teekay LNG, through a new 50/50 joint venture with a China-based LNG shipping company, are currently in negotiations to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project, located in the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Russia-based Novatek (60%), France-based Total (20%) and China-based China National Petroleum Corporation (20%), and is expected to consist of three LNG trains with a total capacity of approximately 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in 2017. Teekay LNG and our joint venture partner may be unable to negotiate and finalize acceptable terms and documentation for the transaction, including its financing, and there is no assurance that the Yamal LNG Project will be completed or, if so, when it will be completed or the level of LNG it will produce.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: June 4, 2014	By: /s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)